EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2011	2010

	(dollars are in millions)

Ratios excluding interest on deposits:
Income from continuing operations	$561	$845
Income tax expense	286	439
Less: Undistributed equity earnings	-	5
Fixed charges:
Interest on:
Borrowed funds	21	43
Long-term debt	319	288
Others	85	-
One third of rents, net of income from subleases	15	14

Total fixed charges, excluding interest on deposits	440	345

Income from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,287	$1,624

Ratio of earnings from continuing operations to fixed charges	2.93	4.71

Total preferred stock dividend factor(1)	$57	$55

Fixed charges, including the preferred stock dividend factor	$497	$400

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.59	4.06

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$440	$345
Add: Interest on deposits	226	314

Total fixed charges, including interest on deposits	$666	$659

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,287	$1,624
Add: Interest on deposits	226	314

Total	$1,513	$1,938

Ratio of earnings from continuing operations to fixed charges	2.27	2.94

Fixed charges, including the preferred stock dividend factor	$497	$400
Add: Interest on deposits	226	314

Fixed charges, including the preferred stock dividend factor and interest on deposits	$723	$714

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.09	2.71

(1)	Preferred stock dividends grossed up to their pretax equivalents.